Exhibit 99.3

[Date]


[Name and Address]



Dear [Name]:

The Stock Option Committee of the Neogen Board of Directors has awarded you an option to purchase _________ shares of Neogen Corporation Common Stock under the terms of the company's 1997 Stock Option Plan. This Plan was approved by shareholders at last year's Annual Meeting. Since you may not have a copy of the new Plan in your personal files, I am enclosing one.

The official date of the option is ________________ and the option price for the stock is __________. Complete details concerning your option are found in the attached Plan. In general, this option is vested to you at _____% a year and expires at the end of _________ years.

If you have questions concerning this option or your eligibility, please contact either Lon Bohannon or myself. The Stock Option Committee considers the awarding of options to be confidential and strongly encourages that you discuss this option only with your immediate superior, Lon Bohannon or myself.

Neogen stock options are now administered by AST Stock Plan. You will be receiving your official stock option certificate from this company in the near future. When it arrives, I suggest you treat it in the fashion you would other valuable papers.

The Stock Option Committee has made this award to you in recognition for your contribution to the company's growth and in anticipation of your continued strong contribution. I also want to personally thank you for your role in making fiscal 1998 our best year on record and for the support you have provided me.

With best personal regards.

Cordially,



James L. Herbert
President


DET_B\110742.1

[Date]


[Name and Address]


Dear [Name]:

Under the terms of the company's 1997 Stock Option Plan ("Plan"), you have automatically been granted a Nonqualified Stock Option to purchase _______ shares of Neogen Corporation Common Stock. The Plan was approved by shareholders at last year's Annual Meeting, and a copy has been provided for your files.

The official date of the grant is ____________, and the option price for the stock is $________. Complete details concerning your option are found in the Plan. All options granted under this section of the 1997 Stock Option Plan shall be exercisable in __________ cumulative annual installments beginning _________ after the date of grant, shall expire ________ years after the date of grant, and shall have an option price equal to ______% of the fair market value of the Company's Common Stock on the date of grant.

Neogen stock options are now administered by AST Stock Plan. You will be receiving your official stock option certificate from this company in the near future. When it arrives, I suggest you treat it in the fashion you would other valuable papers.

If you have questions concerning this option or your eligibility, please contact either Lon Bohannon or myself.

With best personal regards.

Cordially,



James L. Herbert
President




DET_B\110742.1